[redacted]

15026487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28378

FACING PAGE

ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Drive, Suite 200
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Carignan, 703.716.6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd.m 5th Floor, Reston, VA 20191
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Carignan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONIA MARIE JONES
Notary Public
Commonwealth of Virginia
7040724
My Commission Expires Feb 28, 2018

Signature

Director of Finance, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2014
ASSETS	
CURRENT ASSETS	
Cash	$ 121,915
Concessions and commissions receivable	61,634
Due from related party	266,946
TOTAL CURRENT ASSETS	450,495
DEPOSITS	25,000
	$ 475,495
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 10,784
TOTAL CURRENT LIABILITIES	10,784
STOCKHOLDER'S EQUITY	
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	25,599
Retained earnings	439,111
	464,711
	$ 475,495

See Notes to Financial Statements

THE
MASON
COMPANIES

MASON SECURITIES, INC.
MEMBER FINRA & SIPC

February 18, 2015

CST Group CPAs, PC
10740 Parkridge Blvd, Fifth Floor
Reston, VA 20191

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Mason Securities, Inc. for the year ended December 31, 2014, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
4) As of December 31, 2014, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2014.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2014 and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement.
10) No events have occurred subsequent to December 31, 2014 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.
11) Your report is intended solely for the information and use of Mason Securities, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: ______________________
Scott George, President

Signature: ______________________
Marc Carignan, Director of Finance

11130 SUNRISE VALLEY DRIVE, SUITE 200, RESTON, VA 20191 • (703) 716-6000 FAX (703) 716-6020

February 18, 2015

CST Group CPAs, PC
10740 Parkridge Blvd, Fifth Floor
Reston, Virginia 20191

This representation letter is provided in connection with your audits of the financial statements of Mason Securities, Inc., which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements presented fairly, in all material respects, in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 18, 2015, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 26, 2014, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - o Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    - o Additional information that you have requested from us for the purpose of the audit.
    - o Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- o Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were the election of officers on December 22, 2014.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of the uncorrected misstatement is not material, and has no effect on cash or the organization as a whole. The uncorrected misstatement is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The company has assessed the impact of FASB ASC 740, Income Taxes, and has recorded the liability.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We are not aware of pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments against Mason Securities, Inc. Legal fees are paid out of Mason Associates, Inc.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB *Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization Pershing, LLC. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2014.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital and Net Capital Reconciliation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital and Net Capital Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The

methods of measurement and presentation of the Computation of Net Capital and Net Capital Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital and Net Capital Reconciliation have not changed from those used in the prior period. The form and content of Computation of Net Capital and Net Capital Reconciliation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the years ended December 31, 2014 and through February 18, 2015.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2013.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that we are exempt, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the years ended December 31, 2014 or through February 18, 2015.
- Net capital computations prepared by us during the period January 1, 2014 through February 18, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.

THE MASON COMPANIES

MASON SECURITIES, INC.
MEMBER FINRA & SIPC

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period January 1, 2014 through February 18, 2015, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F), letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________
Scott S George, President

Signature: ______________________
Marc Carignan, Director of Finance

11130 SUNRISE VALLEY DRIVE, SUITE 200, RESTON, VA 20191 • (703) 716-6000 FAX (703) 716-6020

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2015

To the Board of Directors of Mason Securities, Inc.
Mason Securities, Inc.
10740 Parkridge Blvd, Fifth Floor
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mason Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7. Mason Securities, Inc.'s management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and over payment from prior year which consisted of the review of the 2013 SIPC forms, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance supporting the adjustments, noting no differences; and
5. Compared the amount of any over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

SCHEDULE OF ASSESSMENT AND PAYMENT

MASON SECURITIES, INC.

December 31, 2014

SIPC 7 assessment - 2014	$ 1.00
Overpayment applied from prior year	(113.00)
SIPC 7 payment	0.00
	(112.00)
Overpayment carried forward	$(113.00)

CST Group, CPAs, PC verified the overpayment applied from the 2013 SIPC assessment.

THE
MASON
COMPANIES

MASON SECURITIES, INC.
MEMBER FINRA & SIPC

February 18, 2015

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 27 2015
WASH, D.C.
201

CST Group CPAs, PC
10740 Parkridge Blvd, Fifth Floor
Reston, Virginia 20191

This representation letter is provided in connection with your audits of the financial statements of Mason Securities, Inc., which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements presented fairly, in all material respects, in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 18, 2015, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 26, 2014, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - o Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - o Additional information that you have requested from us for the purpose of the audit.
  - o Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- o Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were the election of officers on December 22, 2014.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of the uncorrected misstatement is not material, and has no effect on cash or the organization as a whole. The uncorrected misstatement is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The company has assessed the impact of FASB ASC 740, Income Taxes, and has recorded the liability.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We are not aware of pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments against Mason Securities, Inc. Legal fees are paid out of Mason Associates, Inc.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB *Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization Pershing, LLC. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2014.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital and Net Capital Reconciliation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital and Net Capital Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The

methods of measurement and presentation of the Computation of Net Capital and Net Capital Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital and Net Capital Reconciliation have not changed from those used in the prior period. The form and content of Computation of Net Capital and Net Capital Reconciliation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the years ended December 31, 2014 and through February 18, 2015.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2013.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that we are exempt, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the years ended December 31, 2014 or through February 18, 2015.
- Net capital computations prepared by us during the period January 1, 2014 through February 18, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.

THE MASON COMPANIES

MASON SECURITIES, INC.
MEMBER FINRA & SIPC

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period January 1, 2014 through February 18, 2015, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F), letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ____________________
Scott S George, President

Signature: ____________________
Marc Carignan, Director of Finance

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2015

To the Board of Directors of Mason Securities, Inc.
Mason Securities, Inc.
10740 Parkridge Blvd, Fifth Floor
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mason Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7. Mason Securities, Inc.'s management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and over payment from prior year which consisted of the review of the 2013 SIPC forms, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance supporting the adjustments, noting no differences; and
5. Compared the amount of any over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

SCHEDULE OF ASSESSMENT AND PAYMENT

MASON SECURITIES, INC.

December 31, 2014

SIPC 7 assessment - 2014	$ 1.00
Overpayment applied from prior year	(113.00)
SIPC 7 payment	0.00
	(112.00)
Overpayment carried forward	$(113.00)

CST Group, CPAs, PC verified the overpayment applied from the 2013 SIPC assessment.